Shearman & Sterling llp
FAX: 212 848-7179		ABU DHABI
TELEX: 667290 WUI		BEIJING
www.shearman.com	599 LEXINGTON AVENUE	BRUSSELS
	NEW YORK, NY 10022-6069	DÜSSELDORF
	212 848-4000	FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
	September 8, 2005	NEW YORK
PARIS
ROME
VIA EDGAR AND FEDERAL EXPRESS		SAN FRANCISCO
SINGAPORE
U.S. Securities and Exchange Commission		TOKYO
450 Fifth Street, N.W.		TORONTO
Washington, D.C. 20549		WASHINGTON, D.C.
Mail Stop: 0409
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias
WebMD Health Corp.
Registration Statement on Form S-1 (File No. 333-124832)
     We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to WebMD Health Corp., formerly known as WebMD Health Holdings, Inc. (the “Company”), dated September 6, 2005, with respect to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-124832 (the “Registration Statement”), filed by the Company with the Commission on August 19, 2005.
     On behalf of the Company, we are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the “Prospectus.” The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference.
     To assist the Staff in reviewing Amendment No. 3, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No. 3, together with the supporting materials requested by the Staff. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 3.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff’s comments and the changes to the disclosure in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Form S-1
General
     1. We are continuing to consider your response to prior comment 1.
     The Company notes that the Staff is still considering our prior response to comment 1. The Company looks forward to its continuing discussions with our Staff on this topic. A copy of the Contribution, Assignment and Assumption Agreement dated as of September 6, 2005 by and between the Company and WebMD Corporation, the parent company, has been faxed to you on September 7, 2005. A copy of this agreement has also been included in Amendment No. 3 as Exhibit 10.5.
Our Use of Market and Industry Data, page 9
     2. Please revise to move this information to the business section.
     The Company notes the Staff’s comments and has moved this information to the business section of the Prospectus on pages 60—61.
Risk Factors, page 13
     3. Please revise to include a risk factor addressing the recent class action filed by Ari Weitzner, as disclosed on page 83.
     The Company notes the Staff’s comments and has revised the Prospectus to include a risk factor requested by the Staff. See “Risks Related to the Legal and Regulatory Environment in Which We Operate—Damages associated with the purported class action proceedings filed against our subsidiary under the Telephone Consumer Protection Act may have an adverse impact on our company” on pages 26—27 of the Prospectus.
Business, page 59
Strategic Relationships, page 77
     4. We note your response to prior comment 23. Please include this information in your prospectus.
     The Company notes the Staff’s comments and has revised the Prospectus to provide for the disclosure requested by the Staff on page 77 of the Prospectus.
Underwriting, page 125
Directed Share Program, page 126
     5. Please note that directed share issuances to related parties with a value in excess of $60,000 will require related party disclosure. Also, please provide us with any materials to be given to potential purchasers and describe the mechanics of this directed share program, including:
•	how you will determine the prospective recipients and number of reserved shares;

•	how and when you and the underwriters will notify the directed share investors, including the types of communication to be used; and

•	whether the underwriters or the company will be using electronic communications or procedures, such as e-mail.
Finally, please discuss the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds. In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:
•	whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;

•	what, if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and

•	how the procedures for the directed share program will differ from the procedures for the general offering to the public.
     The Company notes the Staff’s comments and respectfully advises the Staff that Citigroup Global Markets Inc. will be administering the directed share program. The Company is supplementally providing to the Staff a copy of Citigroup Global Markets Inc.’s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff. The Company has requested confidential treatment under the Freedom of Information Act with respect to these materials.
     Senior executives of the Company are preparing a list of directors, officers and employees of the Company and of its parent company, WebMD Corporation, whom the Company would like to invite to participate in the directed share program. Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 10% of the amount of the Class A common stock to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite certain of the officers, directors and employees of the Company and of its parent company, WebMD Corporation. The

Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.
     The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 25 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The purchasers in the directed share program will be subject to substantially the same form of Lock-Up Agreement as the Company’s officers, directors and major shareholders. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:
     “The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned.”
     The form of the lock-up agreement to be executed by the officers, directors and major shareholders will be submitted as an exhibit to the Company’s form of Underwriting Agreement, which will be filed by amendment to Company’s Registration Statement as Exhibit 1.1.
     The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors in the directed share program, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.
     Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:
•	The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company’s executive offices on specified dates to accept such delivery) the Indication of Interest (“IOI”) Form, the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9 and the Lock-Up Agreement so that they are received by Citigroup Global Markets Inc. on a specified date.

•	When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

•	The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the New Account Information Form, the Form W-9 and the Lock-Up Agreement. Participants may also use the website to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.
     The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:
•	a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

•	a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);

•	a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described above; and

•	a copy of the preliminary prospectus.
     A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, is being supplementally provided to the Staff.
     The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.
     As described in the directed share program materials attached to this letter, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:
•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the Registration Statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the Registration Statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final Prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary Prospectus, and a written confirmation of the sale with respect to the shares.
Graphical Materials and Artwork
     As noted in the Company’s letter to the Staff that accompanied Amendment No. to the Registration Statement, filed with the Commission on July 15, 2005, the Company is supplementally providing to the Staff for its review and comments, under a separate cover, graphical materials and artwork anticipated to be included in the preliminary Prospectus forming a part of the Registration Statement.
* * * * * * *
     Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours, /s/ Stephen T. Giove Stephen T. Giove
cc:
Anthony Vuolo,
  Executive Vice President and Chief Financial Officer of WebMD Health Corp.
Douglas W. Wamsley,
  Executive Vice President, General Counsel and Secretary of WebMD Health Corp.
Charles A. Mele,
  Executive Vice President, General Counsel and Secretary of WebMD Corporation